SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 18, 2011

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips Electronics N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

- Philips’ Second Quarter and Semi-Annual Results 2011, dated July 18, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of July 2011.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho
(General Secretary)

Q2 2011 Quarterly report and Semi-annual report

Philips delivers 4% growth in second quarter; management team takes next steps to improve growth and performance trajectory

•	Comparable sales up 4%, led by strong growth at Healthcare, moderate growth at Lighting

•	Growth markets now represent one third of Group sales

•	EBITA of EUR 370 million, 7.1% of sales

•	Goodwill impairment leads to net loss of EUR 1.3 billion

•	Free cash outflow of EUR 210 million

•	Share buy-back program of EUR 2 billion launched

•	Cost reduction program of EUR 500 million initiated

•	Mid-term performance targets: 4-6% sales growth, 10-12% EBITA and 12-14% ROIC by 2013

Q2 key financials impacted by investments for growth, market and operational challenges and impairment charge

Sector Q2 comparable sales reflect the strength of the portfolio

Healthcare sales are up 8%, with strong growth and a healthy order book.

Consumer Lifestyle sales declined by 2%; the businesses except Lifestyle Entertainment delivered double-digit growth on aggregate. Investments for growth, lower license income and a decline at Lifestyle Entertainment lowered second-quarter results.

Lighting sales are up by 4%, with LED-based sales growing 21% year-on-year, while traditional lighting declined. The profitability of the sector was broadly impacted by tempered sales growth and margin pressure, as well as higher incremental investments in sales and marketing.

EUR 1.4 billion impairment has resulted from the annual review of business projections and discount rates.

Accelerate!, a comprehensive performance improvement and change program, is being implemented across the organization to realize the value potential and speed up growth

Key initiatives have been launched to implement the Philips Business System and step up resourcing for growth, granular strategy execution, value delivery to customers, and to adapt the culture and reward system. Initiatives include a EUR 500 million cost reduction program which is expected to be margin-accretive from 2013 onwards, as well as investments in market penetration and innovation of around EUR 200 million a year.

New Executive Committee has been formed.

Business portfolio is well positioned in highly attractive markets and geographies to capitalize on global trends

The large majority of Philips businesses have the right fundamentals for profitable organic growth. A growing share of one-third of Group revenue is generated in growth markets.

Progress on our path to value by 2013

Mid-term performance goals have been established:

•	Sales growth of 4-6%, assuming real GDP growth of 3-4% per annum

•	Reported EBITA margins of 10-12% for the Group; 15-17% for Healthcare; 8-10% for Consumer Lifestyle (excluding licenses); 8-10% for Lighting

•	Return On Invested Capital of 12-14%

A EUR 2 billion share buy-back program is being launched, reflecting our confidence to step up profitable growth.

CEO quote:

“Our second-quarter results were impacted by near-term operational challenges, weaker markets and a significant impairment charge. We are taking necessary steps to improve performance and we are confident in the prospects of our portfolio.

Healthcare performed strongly, improving earnings and growing comparable sales by 8% over last year. In Consumer Lifestyle, we are encouraged by growth in all businesses, excluding Lifestyle Entertainment, though investments in growth affected earnings in the quarter. Lighting sales grew 4% comparably, with our LED portfolio up a strong 21%. However, Lighting results in the quarter were disappointing.

We are addressing our operational issues, while investing for growth and instilling a new culture of entrepreneurship and accountability. We have strengthened our executive leadership and rolled out a comprehensive performance improvement and change program, Accelerate! In addition to growth initiatives, this includes a cost reduction program of EUR 500 million to improve our operating model and pave the way for profitable growth.

Given our confidence to grow organically, complemented with bolt-on acquisitions, we are launching a EUR 2 billion share buy-back program. This will also address the efficiency of our balance sheet.

We do not expect a material performance improvement in the near term as operational risks and issues remain, and also considering the current uncertain economic environment. However, we are pleased to give clarity on our mid-term trajectory ahead of plan, reflecting our ambitions for the future.”

Frans van Houten, President and CEO of Royal Philips Electronics

Please refer to page 18 of this press release for more information about forward-looking statements,

third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q2	Q2
	2010	2011
Sales	5,346	5,213
EBITA	506	370
as a % of sales	9.5	7.1
EBIT	384	(1,123)
as a % of sales	7.2	(21.5)
Financial income and expenses	(70)	(75)
Income taxes	(85)	(46)
Results investments in associates	11	(4)
Income (loss) from continuing operations	240	(1,248)
Discontinued operations	22	(97)
Net income (loss)	262	(1,345)

Net income (loss)—shareholders per common share (in euros)—basic	0.28	(1.39)

Sales by sector

in millions of euros unless otherwise stated

	Q2	Q2		% change
	2010	2011	nominal	comparable
Healthcare	2,068	2,080	1	8
Consumer Lifestyle	1,338	1,293	(3)	(2)
Lighting	1,859	1,777	(4)	4
GM&S	81	63	(22)	27

Philips Group	5,346	5,213	(2)	4

Sales per market cluster

in millions of euros unless otherwise stated

	Q21)	Q2		% change
	2010	2011	nominal	comparable
Western Europe	1,531	1,446	(6)	(4)
North America	1,745	1,627	(7)	4
Other mature markets	365	405	11	12

Total mature markets	3,641	3,478	(4)	2
Growth markets	1,705	1,735	2	9

Philips Group	5,346	5,213	(2)	4
1)	Revised to reflect an adjusted market cluster allocation

Net income

•

Net income showed a loss of EUR 1,345 million, a decline of EUR 1,607 million compared with Q2 2010, largely attributable to goodwill and intangible-asset impairments of EUR 1,385 million. Excluding impairments, the lower income was attributable to lower operating earnings and a loss in discontinued operations.

•	The Q2 annual impairment review has led to an adjustment of the discount rate across Philips and selected adjustments of the pre-recession business cases, leading to a EUR 1,345 million impairment.

•

EBITA decreased by EUR 136 million year-on-year to 7.1% of sales, due to lower earnings at Lighting and Consumer Lifestyle, partly offset by lower restructuring and acquisition-related charges. Excluding those charges, EBITA amounted to 7.6% of sales.

•	Tax charges were EUR 39 million lower than in Q2 2010, mainly due to lower taxable earnings.

•

Net income includes an after-tax loss of EUR 97 million in discontinued operations, representing the results of the Television business, including an asset write-down associated with the disentanglement.

Sales per sector

•	Group sales amounted to EUR 5,213 million, an increase of 4% on a comparable basis. Group nominal sales decreased by 2%, including a 6% negative currency impact.

•	Healthcare sales improved by 8% on a comparable basis, driven by high single-digit growth in all businesses.

•

Consumer Lifestyle comparable sales declined by 2% year-on-year. Growth at Personal Care, Health & Wellness and Domestic Appliances was offset by a sales decline at Lifestyle Entertainment and Licenses.

•

Lighting sales grew by 4% on a comparable basis, driven by double-digit growth at Professional Luminaires and Lighting Systems & Controls. Lamps and Automotive reported moderate sales growth, whereas Consumer Luminaires and Lumileds showed a decline.

Sales per market cluster

•	Comparable sales in the mature markets grew by 2% compared to Q2 2010, mainly driven by Healthcare.

•	Growth markets showed 9% comparable growth, predominantly driven by Healthcare and Consumer Lifestyle.

Q2 Quarterly report and Semi-annual report        3

EBITA

in millions of euros

	Q2	Q2
	2010	2011
Healthcare	216	276
Consumer Lifestyle	168	60
Lighting	210	101
Group Management & Services	(88)	(67)

Philips Group	506	370

EBITA

as a % of sales

	Q2	Q2
	2010	2011
Healthcare	10.4	13.3
Consumer Lifestyle	12.6	4.6
Lighting	11.3	5.7
Group Management & Services	—	—

Philips Group	9.5	7.1

Restructuring and acquisition-related charges

in millions of euros

	Q2	Q2
	2010	2011
Healthcare	(46)	1
Consumer Lifestyle	(7)	(13)
Lighting	(37)	(14)
Group Management & Services	—	2

Philips Group	(90)	(24)

EBIT

in millions of euros unless otherwise stated

	Q2	Q2
	2010	2011
Healthcare	148	(611)
Consumer Lifestyle	160	24
Lighting	166	(470)
Group Management & Services	(90)	(66)

Philips Group	384	(1,123)
as a % of sales	7.2	(21.5)

Earnings

•

EBITA amounted to EUR 370 million, a decrease of EUR 136 million compared to Q2 2010, driven by lower earnings at Lighting and Consumer Lifestyle. Restructuring and acquisition-related charges of EUR 24 million were recorded, EUR 66 million lower than in Q2 2010. Excluding these charges, EBITA amounted to EUR 394 million, or 7.6% of sales.

•

EBIT declined by EUR 1,507 million, reflecting goodwill impairment losses of EUR 531 million at Lighting and EUR 824 million at Healthcare. EUR 30 million of impairment charges for intangibles other than goodwill were recorded, largely attributable to Consumer Lifestyle. Amortization charges were EUR 17 million higher than in Q2 2010.

•

Healthcare EBITA increased by EUR 60 million year-on-year, with improvement in earnings in most businesses, notably Imaging Systems, Patient Care & Clinical Informatics and Customer Services. Restructuring and acquisition-related charges were EUR 47 million lower than in Q2 2010.

•

Consumer Lifestyle EBITA decreased by EUR 108 million year-on-year, with declines in earnings in most businesses, except Health & Wellness. Restructuring and acquisition-related charges were EUR 6 million higher than in Q2 2010.

•

Lighting EBITA decreased by EUR 109 million year-on-year, due to lower sales and higher selling costs. The decrease in EBITA was largely attributable to Lamps, Professional Luminaires, Lighting Systems & Controls, Lumileds and Consumer Luminaires. Improved EBITA was visible at Automotive. Restructuring and acquisition-related charges were EUR 23 million lower than in Q2 2010.

•	GM&S EBITA improved by EUR 21 million to a net cost of EUR 67 million. Earnings were favorably impacted by lower costs within Research and Intellectual Property & Standards.

4        Q2 Quarterly report and Semi-annual report

Financial income and expenses

in millions of euros

	Q2	Q2
	2010	2011
Net interest expenses	(64)	(48)
NXP arrangement	—	4
Other	(6)	(31)

	(70)	(75)

Cash balance

in millions of euros

	Q2	Q2
	2010	2011
Beginning cash balance	4,388	4,772
Free cash flow	299	(210)
Net cash flow from operating activities	497	39
Net capital expenditures	(198)	(249)
Acquisitions of businesses	(21)	(136)
Other cash flow from investing activities	(14)	36
Treasury shares transactions	19	45
Dividend paid	(296)	(259)
Changes in debt/other	69	(841)
Net cash flow discontinued operations	49	(147)

Ending balance	4,493	3,260

Cash flows from operating activities

in millions of euros

Financial income and expenses

•

The balance of financial income and expenses showed a deficit that was EUR 5 million higher than in Q2 2010, as a fair-value gain on the option related to NXP and lower interest expense due to lower debt were offset by higher interest expense related to tax positions and value adjustments in respect of available-for-sale financial assets.

Cash balance

•	The Group cash balance in the quarter decreased to EUR 3.3 billion, mainly due to EUR 841 million debt\other, EUR 259 million cash dividend and EUR 210 million free cash outflow.

•

In Q2 2010, the cash balance increased by EUR 105 million, mainly driven by a EUR 69 million increase in debt/other and cash inflow from discontinued operations. Free cash inflow of EUR 299 million was largely offset by a EUR 296 million cash dividend payment.

Cash flows from operating activities

•

Operating activities led to a cash inflow of EUR 39 million, compared to an inflow of EUR 497 million in Q2 2010. The year-on-year decrease was largely due to EUR 310 million higher working capital outflow related to higher vendor payments.

Q2 Quarterly report and Semi-annual report        5

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Inventories

as a % of moving annual total sales

1)	Excludes discontinued operations for both inventories and sales figures. Inventories excluding discontinued operations are disclosed in quarterly statistics.

Net debt and group equity

in billions of euros

Gross capital expenditure

•	Gross capital expenditures on property, plant and equipment were EUR 26 million higher than in Q2 2010, mainly due to higher investments at Lighting and Consumer Lifestyle.

Inventories

•

Inventories as a percentage of sales amounted to 16.8, 1.2 percentage points higher than at the end of Q1 2011. Inventory value at the end of Q2 2011 was EUR 3.8 billion, an increase of EUR 232 million in the quarter. This increase was driven by all sectors, due to lower-than-expected sales.

•	Compared to Q2 2010, inventories as a % of sales were in line.

Net debt and group equity

•

At the end of Q2 2011, Philips had a net debt position of EUR 156 million, compared to EUR 306 million at the end of Q2 2010. During the quarter, the net debt position increased by EUR 593 million, mainly due to lower free cash flow.

•

Group equity decreased by EUR 1.0 billion in the quarter to EUR 13.1 billion. The decrease was largely a result of lower net income and currency translation effects, partly offset by stock dividend following a 63% selection of payout in shares.

6        Q2 Quarterly report and Semi-annual report

Number of employees

in FTEs

1)

Number of employees excludes discontinued operations. Discontinued operations, comprising the Television business, employed at end of Q2 2010 4,516, at end of Q1 2011 3,560 and at end of Q2 2011 3,506.

Employees

•	The number of employees increased by 3,103 in the quarter, largely due to the Preethi acquisition in Consumer Lifestyle and an increase in temporary headcount at Consumer Lifestyle.

•

Compared to Q2 2010, the number of employees increased by 8,277, primarily due to various acquisitions, higher permanent headcount mainly at Healthcare, and higher temporary headcount predominantly at Lighting, principally in our growth markets.

Q2 Quarterly report and Semi-annual report        7

Healthcare

Key data

in millions of euros unless otherwise stated

	Q2	Q2
	2010	2011
Sales	2,068	2,080
Sales growth
% nominal	10	1
% comparable	4	8
EBITA	216	276
as a % of sales	10.4	13.3
EBIT	148	(611)
as a % of sales	7.2	(29.4)
Net operating capital (NOC)	9,545	7,534
Number of employees (FTEs)	34,344	36,469

Sales

in millions of euros

EBITA

Business highlights

•	Philips expanded its capabilities in imaging equipment services with the acquisition of AllParts Medical, a privately owned US-based provider of imaging equipment parts and training.

•	Philips signed a Memorandum of Understanding with the Russian State Atomic Energy Corporation, under which the two intend to locally manufacture three important imaging modalities in nuclear medicine.

•

Philips’ Sleep business launched the GoLife for Women nasal pillow CPAP mask, expanding the GoLife platform that was launched earlier in the year with GoLife for Men. This platform is our first designed around the distinct features of men and women.

Financial performance

•

Currency-comparable equipment order intake grew 4% year-on-year. Equipment order growth was seen at Imaging Systems, while Patient Care & Clinical Informatics orders were lower than in Q2 2010. Equipment orders in North American markets were 10% higher than in Q2 2010. Equipment orders in markets outside of North America were 4% lower year-on-year, with growth-market equipment orders growing by 5%.

•

Comparable sales were 8% higher year-on-year, with solid sales increases in all businesses, notably high-single-digit growth at Home Healthcare and Imaging Systems. From a regional perspective, comparable sales in mature markets grew 4% year-on-year, with sales in North America 8% higher than in Q2 2010. Growth-market sales grew 22%, with notably better sales at Imaging Systems.

•

EBITA increased by EUR 60 million year-on-year to EUR 276 million, or 13.3% of sales. EBITA improvement was driven by gross margin improvements in most businesses. Excluding restructuring and acquisition-related charges, EBITA amounted to EUR 275 million, or 13.2% of sales, compared to EUR 262 million, or 12.7% of sales, in Q2 2010.

•

EBIT decreased by EUR 759 million year-on-year. EBIT was impacted by a EUR 824 million goodwill impairment charge at Home Healthcare Solutions following a slower-than-planned post-recession recovery and revised growth projections for the US sleep market. It includes a value adjustment from a discount rate increase, reflecting growing economic uncertainties.

•	Net operating capital decreased by EUR 2.0 billion to EUR 7.5 billion, mainly due to currency effects and goodwill impairment.

8        Q2 Quarterly report and Semi-annual report

•	Compared to Q2 2010, the number of employees increased by 2,125, mainly permanent personnel, mostly in growth markets, as well as from acquisitions.

Miscellaneous

•

On June 27, Philips announced it has agreed to acquire the mammography equipment product line of Sectra AB. Through this acquisition, Philips will broaden its Women’s Health product portfolio with a unique digital mammography solution that delivers high-quality breast images while reducing the exposure to X-ray radiation for women by up to 50% compared to other digital mammography systems.

Q2 Quarterly report and Semi-annual report        9

Consumer Lifestyle*

*	Excluding Television

Key data

in millions of euros unless otherwise stated

	Q2	Q2
	2010	2011
Sales	1,338	1,293
Sales growth
% nominal	16	(3)
% comparable	6	(2)
EBITA	168	60
as a % of sales	12.6	4.6
EBIT	160	24
as a % of sales	12.0	1.9
Net operating capital (NOC)	1,055	1,463
Number of employees (FTEs)	13,892	17,026

Sales

in millions of euros

EBITA

Business highlights

•

Philips launched a premium sonic toothbrush, the Sonicare DiamondClean. The most advanced toothbrush in the Sonicare range, it has been proven to be up to 50% more effective in removing plaque in clinical tests.

•

In an independent clinical study, 89% of users of a new laser-based skin rejuvenation solution from Philips showed a definite improvement in their skin’s overall appearance. This breakthrough appliance will be introduced in Q3 of this year.

•	Five Philips projects were recognized in the “2011 Hong Kong Awards for Industries”. The Philips winners included a Consumer Product Design Grand Award for the Fidelio Primo Docking Speaker DS9000.

Financial performance

•

Sales declined 3% nominally year-on-year. On a comparable basis, sales were 2% below Q2 2010. Double-digit comparable growth at Health & Wellness and Personal Care, and high single-digit growth at Domestic Appliances were offset by significantly lower license revenue and declines at Lifestyle Entertainment. Comparable sales growth excluding licenses was 1%.

•	EBITA includes an amount of EUR 17 million (EUR 13 million in Q2 2010) of costs formerly reported as part of the Television business in Consumer Lifestyle.

•

EBITA was EUR 108 million lower year-on-year, which was attributable to lower license income, a sales decline at Lifestyle Entertainment and higher investments in Advertising & Promotion across all businesses. Excluding restructuring and acquisition-related charges of EUR 7 million in Q2 2010 and EUR 13 million in Q2 2011, EBITA declined from 13.1% to 5.6%.

•	Net operating capital increased by EUR 408 million, largely due to the discontinued operations of Television and the acquisitions of Discus and Preethi.

•	Compared to Q2 2010, the number of employees increased by 3,134, largely related to the acquisitions of Preethi and Discus.

Miscellaneous

•

On July 11, Philips announced that it has agreed to acquire Povos Electric Appliance (Shanghai) Co., Ltd., a leading kitchen appliance company in China. The acquisition, which is subject to confirmatory due diligence and other customary closing conditions, underlines the importance Philips attaches to building business creation capabilities in growth markets.

10        Q2 Quarterly report and Semi-annual report

•

Philips AVENT will launch the Advanced Orthodontic Soother, which has been designed together with a leading dentist to stimulate healthy oral development for babies. The soother has a unique teat shape to promote healthy oral development and provide maximum comfort.

•	At IFA 2011, Europe’s largest consumer lifestyle trade show, Philips will launch a range of innovations across its portfolio.

•	Restructuring and acquisition-related charges in Q3 2011 are expected to total EUR 20 million.

•	License revenues for the second half of the year are expected to be around the same level as the second half of last year.

Q2 Quarterly report and Semi-annual report        11

Lighting

Key data

in millions of euros unless otherwise stated

	Q2	Q2
	2010	2011
Sales	1,859	1,777
Sales growth
% nominal	20	(4)
% comparable	13	4
EBITA	210	101
as a % of sales	11.3	5.7
EBIT	166	(470)
as a % of sales	8.9	(26.4)
Net operating capital (NOC)	5,934	5,021
Number of employees (FTEs)	52,031	54,728

Sales

in millions of euros

EBITA

Business highlights

•

In partnership with carmaker Audi, Philips was awarded the Professor Ferdinand Porsche Preis 2011 at the Technical University in Vienna for the innovation of full LED headlighting. Philips’ LUXEON LED technology was featured first in the Audi R8.

•

At Lightfair 2011 in the United States, Philips unveiled the EnduraLED A21 17-watt light bulb, the world’s first LED replacement for the 75-watt incandescent lamp. The EnduraLED A21 17-watt reduces energy consumption by 80% and lasts 25 times longer than an incandescent light bulb and is the latest addition to Philips’ comprehensive portfolio of LED bulbs for everyday use.

•

In China, Philips continued to strengthen its position in LED road lighting solutions. Large installations were completed at Zhengzhou City, Shangdong Ave Mianyang Sichan Province and Huaxi Rd in Guiyang.

Financial performance

•

Comparable sales increased by 4%. Lighting Systems & Controls and Professional Luminaires recorded double-digit sales growth, while the rest of Lighting remained flat. From a geographic perspective, double-digit sales growth in growth markets, with strong growth in China in particular, was tempered by low single-digit growth in mature markets, reflecting weaker-than-expected market conditions in the consumer sector in Western Europe and continued weakness in construction markets.

•	LED-based sales grew 21% compared to Q2 2010, representing 15% of total Lighting sales.

•

EBITA, excluding restructuring and acquisition-related charges of EUR 14 million (Q2 2010: EUR 37 million), amounted to EUR 115 million, or 6.5% of sales. Operational issues, including pressure on margins caused by raw material price increases amongst others, and incremental investments in innovations and marketing resulted in a year-on-year EBITA decrease.

•

EBIT decreased by EUR 636 million year-on-year. EBIT was impacted by a EUR 531 million goodwill impairment charge at Professional and Consumer Luminaires, following setbacks in post-recession sales recovery and revised growth projections for construction and mature consumer markets. It includes a value adjustment from a discount rate increase, reflecting growing global economic uncertainties.

•	Net operating capital decreased by EUR 913 million to EUR 5,021 million, driven by the EUR 531 million goodwill impairment charge and currency impact.

12        Q2 Quarterly report and Semi-annual report

•	The number of employees increased by 2,697, a large majority of which is from an increase in temporary labor.

Miscellaneous

•

On June 29, Philips announced its intention to acquire Indal, a leading Spanish professional luminaires company mainly focused on outdoor lighting solutions. The acquisition will fuel Philips’ growth in professional lighting solutions and further strengthen its market position in Europe.

•

Philips won a large Mexican Federal Government bid, under which it will distribute, in the second half of 2011, 22.9 million CFLi lamps across the entire Mexican territory, benefiting more than 5 million low-income households. As a country, Mexico will be saving 816 megawatts of energy, equivalent to 1.4 million tons of CO2 emissions.

•	Restructuring and acquisition-related charges in Q3 2011 are expected to total around EUR 30 million.

Q2 Quarterly report and Semi-annual report        13

Group Management & Services

Key data

in millions of euros unless otherwise stated

	Q2		Q2
	2010		2011
Sales	81		63
Sales growth
% nominal	11		(22)
% comparable	11		27
EBITA Corporate Technologies	(22)		2
EBITA Corporate & Regional Costs	(35)		(28)
EBITA Pensions	(9)		(13)
EBITA Service Units and Other	(22)		(28)

EBITA	(88)		(67)
EBIT	(90)		(66)
Net operating capital (NOC)	(2,460	)1)	(2,716)
Number of employees (FTEs)	11,807		12,128
1)	Revised to reflect an adjusted property, plant and equipment reclassification to assets classified as held for sale

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•

Philips entered into a patent license agreement with Cooper Industries relating to Philips’ LED systems and controls patent portfolio. This agreement is part of Philips’ LED Luminaire and Retrofit Bulb licensing program.

Financial performance

•	Sales decreased from EUR 81 million in Q2 2010 to EUR 63 million in Q2 2011, due to the divestment of Assembléon.

•	EBITA amounted to a net cost of EUR 67 million, a cost decrease of EUR 21 million year-on-year, driven by higher license revenues, lower expenses at Research and a gain on the sale of assets.

•	EBITA included an amount of EUR 15 million (EUR 16 million in Q2 2010) of costs formerly reported as part of the Television business in Consumer Lifestyle.

•	Net operating capital decreased by EUR 256 million year-on-year, mainly due to real estate assets reclassified to assets held for sale.

14        Q2 Quarterly report and Semi-annual report

Additional information on the Television business

	Q2	Q2
	2010	2011
Television EBITA	(7)	(74)
Former Television net costs allocated to CL	13	17
Former Television net costs allocated to GM&S	16	15
Eliminated amortization other Television intangibles	(1)	(1)
Write-down to fair value less costs to sell		(85)
EBIT discontinued operations	21	(128)
Financial income and expenses	(1)	—
Income taxes	2	31

Net income (loss) of discontinued operations	22	(97)
Number of employees (FTEs)	4,516	3,506
•

In conjunction with the announcement of the Television long-term strategic partnership with TPV, the results of the Television business to be carved out are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Consequently, Television sales are no longer reported in the Consumer Lifestyle and Group operational financials. Prior-period comparative figures have been restated accordingly.

•	Group Net income includes an after-tax loss of EUR 97 million pertaining to the Television business, of which EUR 85 million is related to the write-down to fair value less cost to sell.

•

The applicable net operating capital of this business is reported under Assets and Liabilities classified as held for sale in the Consolidated balance sheets as of the end of the first quarter of 2011.

•

The EBITA of Consumer Lifestyle includes an amount of EUR 17 million of costs formerly reported under the result of the Television business, and the EBITA of Group Management & Services includes an amount of EUR 15 million of costs formerly reported as part of the Television business.

•	Management has used estimates in the calculation of Net income. Final results could differ from the amounts presented.

Cash flow reporting of discontinued operations has been updated to reflect operational result reporting. New insights have led to an immaterial update on the cash flow and income statements and to a reclassification of certain net operating capital elements.

Please refer to the Adjusted statements chapter for the changed comparatives of cash flows.

•	A reconciliation between the results of the former Television business and its current representation is included in the table on this page.

Q2 Quarterly report and Semi-annual report        15

Other information

Share repurchase program

The Company will start a share repurchase program of up to EUR 2 billion to be executed during the next 12 months. The maximum number of shares that will be repurchased under this program depends on the development in the share price during the course of the program. Subject to approval by the Annual General Meeting of Shareholders, to be held in April 2012, all shares repurchased under this program will be cancelled, resulting in a reduction of Philips’ outstanding share capital. Due to Dutch tax legislation, EUR 1.7 billion of this new share repurchase program will be free of withholding tax while the remaining part is subject to Dutch withholding tax.

Philips will start this repurchase program as of today and will enter into subsequent discretionary management agreements with one or more banks to repurchase Philips shares within the limits of relevant laws and regulations (in particular EC Regulation 2273/2003) and Philips’ articles of association. All transactions under this program will be published on Philips’ website (www.philips.com/investor) on a weekly basis.

16        Q2 Quarterly report and Semi-annual report

Board of Management and Executive Committee:

Philips has strengthened its executive management team by establishing an Executive Committee. The Executive Committee comprises of the current Board of Management members and five experienced leaders, allowing functions, businesses and markets to be represented at the highest level in our company. Together the team will optimize the performance of the company and seize growth opportunities. As a result, the Group Management Committee will be disbanded.

This decision is in line with Philips’ increased focus on markets, with Ronald de Jong being Chief Market Leader and Patrick Kung representing the fast-growing Chinese market. Furthermore, as innovation plays an essential role in making a difference for our customers and winning in the market, it is vital that Philips’ innovation portfolio is represented in Philips’ Executive Committee, together with other functions.

Frans van Houten

President and Chief Executive Officer Royal Philips Electronics

Acting Chief Executive Officer Philips Lighting

Chairman of the Board of Management

Ron Wirahadiraksa

Executive Vice-President and Chief Financial Officer Royal Philips Electronics

Acting Chief Financial Officer Philips Lighting

Member of the Board of Management

Steve Rusckowski

Executive Vice-President and Chief Executive Officer

Philips Healthcare

Member of the Board of Management

Pieter Nota

Executive Vice-President and Chief Executive Officer

Philips Consumer Lifestyle

Member of the Board of Management

Rudy Provoost*

Executive Vice-President

Member of the Board of Management

Gottfried Dutiné**

Executive Vice-President Royal Philips Electronics and

Chief Innovation Officer

Member of the Board of Management

Ronald de Jong

Executive Vice-President Royal Philips Electronics

Chief Market Leader

Patrick Kung

Executive Vice-President Royal Philips Electronics

CEO Greater China

Carole Wainaina***

Executive Vice-President Royal Philips Electronics

Global Head of Human Resources Management

Jim Andrew****

Executive Vice-President Royal Philips Electronics

Chief Strategy Officer

Eric Coutinho

Executive Vice-President Royal Philips Electronics

Chief Legal Officer

*	Rudy Provoost will leave Philips as of September 30, 2011.
**	Gottfried Dutiné will retire from Philips as of December 31, 2011.
***	Carole Wainaina will join Philips as of September 1, 2011. She will succeed Hayko Kroese, the current Global Head of Human Resource Management.
****	In the course of 2011, Jim Andrew will also take over the innovation portfolio from Gottfried Dutiné.

Q2 Quarterly report and Semi-annual report        17

Forward-looking statements

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the sector sections “Miscellaneous”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2010 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended July 3, 2011.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2010.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data do not exist, we estimated the fair values using appropriate valuation models and unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2010 financial statements. Independent valuations may have been obtained to support management’s determination of fair-values.

All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.

18        Q2 Quarterly report and Semi-annual report

Semi-annual financial report

Introduction

This report contains the semi-annual financial report of Koninklijke Philips Electronics N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Philips Group) are described in note 4.

The semi-annual financial report for the six months ended July 3, 2011 consists of the condensed consolidated semi-annual financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual financial report is unaudited.

The condensed consolidated semi-annual financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated IFRS financial statements for the year ended December 31, 2010.

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual financial statements, which have been prepared in accordance with the applicable financial reporting standards for interim financial reporting, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and the semi-annual management report gives a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 18, 2011

Board of Management

Frans van Houten	Ron Wirahadiraksa
Gottfried Dutiné	Pieter Nota
Rudy Provoost	Steve Rusckowski

Q2 Quarterly report and Semi-annual report        19

Management report

The 1st six months of 2011

•	The results for the first half of 2011 were mixed compared to the first half of 2010, with Group sales at EUR 10.5 billion, slightly above the 2010 level.

•	On a comparable basis, sales grew 4%, with solid mid-single-digit growth in Latin America and India, while low-single-digit growth was visible in mature markets.

•	EBITA declined EUR 190 million year-on-year, due to lower earnings at Lighting and Consumer Lifestyle as a result of lower margins and higher spend.

•	The net loss of EUR 1.2 billion is largely a result of the EUR 1.4 billion impairment charge in Q2 2011, lower results related to discontinued operations, and a decline in operating earnings.

Net income

in millions of euros unless otherwise stated

	January-June
	2010	2011
Sales	10,323	10,468
EBITA	999	809
as a % of sales	9.7	7.7
EBIT	763	(804)
as a % of sales	7.4	(7.7)
Financial income and expenses	(139)	(76)
Income taxes	(209)	(140)
Results investments in associates	18	2
Income (loss) from continuing operations	433	(1,018)
Discontinued operations	30	(189)
Net income (loss)	463	(1,207)
Net income (loss)—shareholders per common share (in euros)—basic	0.49	(1.26)

Performance of the Group

•

Group sales, at EUR 10.5 billion, were slightly above the level of the first half of 2010, with higher sales recorded at Healthcare. Adjusted for currency impacts and portfolio changes, sales were 4% above last year’s level, with solid mid-single-digit growth at Healthcare and Lighting.

•	Group EBITA declined by EUR 190 million compared to the first half of 2010, largely due to lower margins and higher costs, notably at Lighting and Consumer Lifestyle.

•

Net income was EUR 1.7 billion lower than in the first half of 2010, mainly due to the EUR 1.4 billion impairment charge in Q2 2011, lower results related to discontinued operations, and lower operating earnings.

•

Cash flow from operating activities was EUR 1.0 billion lower than in the first half of 2010, due to higher working capital requirements, mainly related to vendor payments, as well as higher pension and tax payments.

20        Q2 Quarterly report and Semi-annual report

Sales by sector

in millions of euros unless otherwise stated

	January-June		% change
	2010	2011	nominal	comparable
Healthcare	3,889	4,051	4	6
Consumer Lifestyle	2,580	2,593	1	(1)
Lighting	3,669	3,680	—	5
GM&S	185	144	(22)	4

Philips Group	10,323	10,468	1	4

EBITA

in millions of euros

	January-June
	2010	2011
Healthcare	382	475
Consumer Lifestyle	336	179
Lighting	455	294
Group Management & Services	(174)	(139)

Philips Group	999	809

EBITA

as a % of sales

	January-June
	2010	2011
Healthcare	9.8	11.7
Consumer Lifestyle	13.0	6.9
Lighting	12.4	8.0
Group Management & Services	—	—

Philips Group	9.7	7.7

Philips sectors

Healthcare

•

Equipment order intake at Healthcare increased 2% compared to the first half of 2010, with improvements seen across all businesses, notably at Imaging Systems. In North America, equipment orders increased by 6%, while markets outside of North America were flat year-on-year.

•

First-half nominal sales at Healthcare grew by 4%. Excluding currency effects and portfolio changes, comparable sales increased by 6% year-on-year, with mid to high-single-digit growth in most businesses. From a regional perspective, comparable sales in North America were 7% higher year-on-year, while in markets outside North America sales grew by 5%. Growth-market sales growth was 22%, with notably improved sales at Imaging Systems and Customer Services.

•

EBITA amounted to EUR 475 million, or 11.7% of sales, EUR 93 million higher than in the first half of 2010. Improvements were mainly driven by higher volume margin improvement. EBITA includes a release on restructuring and acquisition-related charges of EUR 3 million in the first half of 2011, compared to charges of EUR 75 million in the first half of 2010.

Consumer Lifestyle

•

Sales amounted to EUR 2,593 million, a nominal increase of 1% compared to the first half of 2010, as high growth at Health & Wellness, Personal Care, and Domestic Appliances was tempered by lower license revenue and a sales decline at Lifestyle Entertainment. Excluding currency effects and portfolio changes (Discus and Preethi), comparable sales declined 1%.

•

EBITA declined EUR 157 million compared to the first half of 2010, due to lower license revenue, lower earnings at Lifestyle Entertainment, higher Advertising & Promotion spend, and EUR 10 million higher restructuring and acquisition-related charges.

Lighting

•

Sales in the first half of 2011 amounted to EUR 3,680 million, an increase of 5% on a comparable basis year-on-year. Strong mid-single-digit growth in growth markets was tempered by mid-single-digit growth in mature markets.

•

EBITA decreased by EUR 161 million compared to the first half of 2010, due to gross margin pressure in the Lighting Systems & Controls and Consumer Luminaires businesses. Earnings include restructuring and acquisition-related charges of EUR 19 million, compared to EUR 46 million in the first half of 2010.

Q2 Quarterly report and Semi-annual report        21

Group Management & Services

•	EBITA amounted to a net cost of EUR 139 million, a cost decrease of EUR 35 million year-on-year, driven by higher license revenues, lower expenses at Research and gains on real estate transactions.

Risks and uncertainties

In our Annual Report 2010 we extensively described certain risk categories and risk factors which could have a material adverse effect on our financial position and results. Those risk categories and risk factors are deemed incorporated and repeated in this report by reference.

Additional risks not known to us, or currently believed not to be material, could later turn out to have a material impact on our businesses, objectives, revenues, income, assets, liquidity or capital resources.

22        Q2 Quarterly report and Semi-annual report

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

	2nd quarter			January-June
	2010		2011	2010		2011
Sales	5,346		5,213	10,323		10,468
Cost of sales	(3,188)		(3,170)	(6,117)		(6,300)

Gross margin	2,158		2,043	4,206		4,168

Selling expenses	(1,178)		(1,230)	(2,305)		(2,448)
General and administrative expenses	(225)		(223)	(414)		(433)
Research and development expenses	(380)		(381)	(736)		(770)
Impairment of goodwill	—		(1,355)	—		(1,355)
Other business income	11		38	20		59
Other business expenses	(2)		(15)	(8)		(25)

Income (loss) from operations	384		(1,123)	763		(804)

Financial income	17		15	28		106
Financial expenses	(87)		(90)	(167)		(182)

Income (loss) before taxes	314		(1,198)	624		(880)

Income tax expense	(85)		(46)	(209)		(140)

Income (loss) after taxes	229		(1,244)	415		(1,020)

Results relating to investments in associates	11		(4)	18		2

Net income (loss) from continuing operations	240		(1,248)	433		(1,018)

Discontinued operations - net of income tax	22		(97)	30		(189)

Net income (loss)	262		(1,345)	463		(1,207)

Attribution of net income for the period

Net income (loss) attributable to shareholders	259		(1,344)	459		(1,207)
Net income (loss) attributable to non-controlling interests	3		(1)	4		—

Weighted average number of common shares outstanding
(after deduction of treasury shares) during the period (in thousands):

- basic	940,357	1)	964,027	934,381	1)	955,448
- diluted	949,375	1)	970,402	942,484	1)	962,791

Net income (loss) attributable to shareholders per common share in euros:
- basic	0.28		(1.39)	0.49		(1.26)
- diluted2)	0.27		(1.39)	0.49		(1.26)

Ratios

Gross margin as a % of sales	40.4		39.2	40.7		39.8
Selling expenses as a % of sales	(22.0)		(23.6)	(22.3)		(23.4)
G&A expenses as a % of sales	(4.2)		(4.3)	(4.0)		(4.1)
R&D expenses as a % of sales	(7.1)		(7.3)	(7.1)		(7.4)

EBIT	384		(1,123)	763		(804)
as a % of sales	7.2		(21.5)	7.4		(7.7)

EBITA	506		370	999		809
as a % of sales	9.5		7.1	9.7		7.7

1)	Adjusted to make 2010 comparable for the bonus shares (667 thousand) issued in April 2011
2)	The incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive

Q2 Quarterly report and Semi-annual report        23

Consolidated statements of comprehensive income

all amounts in millions of euros

	2nd quarter		January-June
	2010	2011	2010	2011
Net income (loss) for the period:	262	(1,345)	463	(1,207)
Other comprehensive income:
Actuarial losses on pension plans:
Net current period change, before tax	—	—	—	—
Income tax on net current period change	—	(1)	(4)	(3)
Revaluation reserve:
Release revaluation reserve	(4)	(4)	(8)	(8)
Reclassification into retained earnings	4	4	8	8
Currency translation differences:
Net current period change, before tax	568	(112)	954	(451)
Income tax on net current period change	(5)	—	(9)	3
Reclassification adjustment for (income) loss realized	0	3	(2)	3
Available-for-sale financial assets:
Net current period change	(47)	(19)	1	(42)
Income tax on net current period change	—	13	—	13
Reclassification adjustment for (income) loss realized	(4)	11	(4)	(47)
Cash flow hedges:
Net current period change, before tax	(34)	(15)	(44)	(23)
Income tax on net current period change	9	3	11	2
Reclassification adjustment for (income) loss realized	(1)	1	(4)	6

Other comprehensive (income) loss for the period	486	(116)	899	(539)

Total comprehensive income (loss) for the period	748	(1,461)	1,362	(1,746)

Total comprehensive income (loss) attributable to:
Shareholders	745	(1,460)	1,358	(1,746)
Non-controlling interests	3	(1)	4	—

24        Q2 Quarterly report and Semi-annual report

Consolidated balance sheets

in millions of euros unless otherwise stated

	July 4,		December 31,		July 3,
	2010		2010		2011
Non-current assets:
Property, plant and equipment	3,421	1)	3,145	1)	2,866
Goodwill	8,589		8,035		6,180
Intangible assets excluding goodwill	4,612		4,198		3,796
Non-current receivables	104		88		102
Investments in associates	191		181		164
Other non-current financial assets	764		479		367
Deferred tax assets	1,390		1,351		1,304
Other non-current assets	1,714		75		210

Total non-current assets	20,785		17,552		14,989

Current assets:
Inventories - net	3,928		3,865		3,760
Other current financial assets	195		5		3
Other current assets	398		348		419
Derivative financial assets	238		112		137
Income tax receivable	85		79		108
Receivables	4,183		4,355		3,850
Assets classified as held for sale	9	1)	120	1)	614
Cash and cash equivalents	4,493		5,833		3,260

Total current assets	13,529		14,717		12,151

Total assets	34,314		32,269		27,140
Shareholders’ equity	15,736		15,046		13,086
Non-controlling interests	61		46		30

Group equity	15,797		15,092		13,116

Non-current liabilities:
Long-term debt	3,053		2,818		2,703
Long-term provisions	1,803		1,716		1,687
Deferred tax liabilities	519		171		55
Other non-current liabilities	2,307		1,714		1,616

Total non-current liabilities	7,682		6,419		6,061

Current liabilities:
Short-term debt	1,746		1,840		713
Derivative financial liabilities	1,049		564		310
Income tax payable	279		291		206
Accounts and notes payable	3,462		3,691		2,585
Accrued liabilities	2,804		2,995		2,601
Short-term provisions	732		623		527
Liabilities directly associated with assets held for sale	—		—		427
Other current liabilities	763		754		594

Total current liabilities	10,835		10,758		7,963

Total liabilities and group equity	34,314		32,269		27,140
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	945,312		946,506		972,436

Ratios
Shareholders’ equity per common share in euros	16.65		15.90		13.46
Inventories as a % of sales2)	16.8		15.6		16.8
Net debt : group equity	2:98		(8):108		1:99
Net operating capital	14,074	1)	11,951	1)	11,302

Employees at end of period of which discontinued operations	116,590 4,516		119,001 3,610		123,857 3,506

1)	Revised to reflect an adjusted property, plant and equipment reclassification to assets classified as held for sale
2)	Excludes discontinued operations for both inventories and sales figures. Inventories excluding discontinued operations are disclosed in quarterly statistics.

Q2 Quarterly report and Semi-annual report        25

Consolidated statements of cash flows

all amounts in millions of euros

	2nd quarter		January to June
	2010	2011	2010	2011
Cash flows from operating activities:
Net income (loss)	262	(1,345)	463	(1,207)
(Income) loss from discontinued operations	(22)	97	(30)	189
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	336	351	657	671
Impairment of goodwill and other non-current financial assets	4	1,366	4	1,366
Net gain on sale of assets	(8)	(9)	(14)	(64)
(Income) loss from investments in associates	(14)	4	(16)	(2)
Dividends received from investments in associates	5	7	13	23
Dividends paid to non-controlling interests	—	(1)	(1)	(1)
Increase (decrease) in working capital:	97	(213)	(163)	(1,060)
Decrease (increase) in receivables and other current assets	(5)	(41)	5	33
Increase in inventories	(209)	(255)	(428)	(453)
Increase (decrease) in accounts payable, accrued and other liabilities	311	83	260	(640)
Increase in non-current receivables, other assets and other liabilities	(57)	(145)	(151)	(275)
Decrease in provisions	(17)	(34)	(55)	(81)
Other items	(89)	(39)	(121)	6

Net cash provided by (used for) operating activities	497	39	586	(435)

Cash flows from investing activities:

Purchase of intangible assets	(18)	(17)	(26)	(65)
Expenditures on development assets	(48)	(69)	(92)	(119)
Capital expenditures on property, plant and equipment	(158)	(184)	(281)	(345)
Proceeds from disposals of property, plant and equipment	26	21	47	56
Cash from (to) derivatives and securities	(19)	34	(41)	52
Purchase of other non-current financial assets	(6)	—	(12)	(6)
Proceeds from other non-current financial assets	11	2	14	89
Purchase of businesses, net of cash acquired	(21)	(132)	(24)	(190)
Proceeds from sale of interests in businesses, net of cash disposed of	—	(4)	98	—

Net cash used for investing activities	(233)	(349)	(317)	(528)

Cash flows from financing activities:

Proceeds from issuance of (payments on) short-term debt	11	(189)	23	(71)
Principal payments on long-term debt	(24)	(768)	(37)	(1,053)
Proceeds from issuance of long-term debt	19	97	29	121
Treasury shares transactions	19	45	43	62
Dividends paid	(296)	(259)	(296)	(259)

Net cash used for financing activities	(271)	(1,074)	(238)	(1,200)

Net cash (used for) provided by continuing operations	(7)	(1,384)	31	(2,163)

Cash flow from discontinued operations:
Net cash provided by (used for) operating activities	66	(128)	4	(348)
Net cash used for investing activities	(17)	(19)	(42)	(45)

Net cash provided by (used for) discontinued operations	49	(147)	(38)	(393)

Net cash provided by (used for) continuing and discontinued operations	42	(1,531)	(7)	(2,556)
Effect of change in exchange rates on cash and cash equivalent	63	19	114	(17)
Cash and cash equivalents at the beginning of the period	4,388	4,772	4,386	5,833

Cash and cash equivalents at the end of the period	4,493	3,260	4,493	3,260

Ratio
Cash flows before financing activities	264	(310)	269	(963)

Net cash paid during the period for
Pensions	(105)	(132)	(220)	(365)
Interest	(62)	(58)	(138)	(136)
Income taxes	(47)	(96)	(108)	(281)

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

26        Q2 Quarterly report and Semi-annual report

Consolidated statements of changes in equity

in millions of euros

	other reserves
	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	unrealized gain (loss) on available- for-sale financial assets	changes in fair value of cash flow hedges	total	treasury shares at cost	total share- holders’ equity	non- controlling interests	total equity
January-June 2011
Balance as of December 31, 2010	197	354	15,416	86	(65)	139	(5)	69	(1,076)	15,046	46	15,092
Total comprehensive income			(1,202)	(8)	(445)	(76)	(15)	(536)		(1,746)	—	(1,746)
Dividend distributed	5	443	(711)							(263)		(263)
Movement non-controlling interest			(5)							(5)	(16)	(21)
Re-issuance of treasury shares		(32)	(2)						63	29		29
Share-based compensation plans		28								28		28
Income tax share-based compensation plans		(3)								(3)		(3)

	5	436	(718)						63	(214)	(16)	(230)

Balance as of July 3, 2011	202	790	13,496	78	(510)	63	(20)	(467)	(1,013)	13,086	30	13,116

January-June 2010
Balance as of December 31, 2009	194	—	15,947	102	(591)	120	10	(461)	(1,187)	14,595	49	14,644
Total comprehensive income			463	(8)	943	(3)	(37)	903		1,358	4	1,362
Dividend distributed	3	343	(650)							(304)		(304)
Movement non-controlling interest											8	8
Re-issuance of treasury shares		(46)	8						86	48		48
Share-based compensation plans		29								29		29
Income tax share-based compensation plans		10								10		10

	3	336	(642)						86	(217)	8	(209)

Balance as of July 4, 2010	197	336	15,768	94	352	117	(27)	442	(1,101)	15,736	61	15,797

Q2 Quarterly report and Semi-annual report        27

Sectors

all amounts in millions of euros unless otherwise stated

Sales and income (loss) from operations
	2nd quarter
	2010				2011
	sales including intercompany	sales	income from operations		sales including inter- company	sales	income from operations
			amount	as a % of sales			amount	as a % of sales
Healthcare	2,072	2,068	148	7.2	2,083	2,080	(611)	(29.4)
Consumer Lifestyle	1,342	1,338	160	12.0	1,296	1,293	24	1.9
Lighting	1,864	1,859	166	8.9	1,779	1,777	(470)	(26.4)
Group Management & Services	123	81	(90)	—	126	63	(66)	—
Inter-sector eliminations	(55)				(71)

	5,346	5,346	384	7.2	5,213	5,213	(1,123)	(21.5)

Sales and income (loss) from operations
	January to June
	2010				2011
	sales including intercompany	sales	income from operations		sales including intercompany	sales	income from operations
			amount	as a % of sales			amount	as a % of sales
Healthcare	3,896	3,889	251	6.5	4,058	4,051	(473)	(11.7)
Consumer Lifestyle	2,587	2,580	320	12.4	2,598	2,593	129	5.0
Lighting	3,676	3,669	370	10.1	3,683	3,680	(318)	(8.6)
Group Management & Services	265	185	(178)	—	267	144	(142)	—
Inter-sector eliminations	(101)				(138)

	10,323	10,323	763	7.4	10,468	10,468	(804)	(7.7)

28        Q2 Quarterly report and Semi-annual report

Sectors and main countries

in millions of euros

Sales and total assets

	2010	sales January to June 2011	July 4, 2010		total assets July 3, 2011
Healthcare	3,889	4,051	12,550		10,297
Consumer Lifestyle	2,580	2,593	3,904		3,325
Lighting	3,669	3,680	7,766		6,644
Group Management & Services	185	144	10,094		6,260

	10,323	10,468	34,305		26,526
Assets classified as held for sale			9	1)	614

			34,314		27,140

1)	Revised to reflect an adjusted property, plant and equipment reclassification to assets classified as held for sale

Sales and tangible and intangible assets

		sales January to June 2011	tangible and intangible assets1)
	20102)		July 4, 20102,3)	July 3, 2011
Netherlands	328	329	1,206	920
United States	3,061	2,998	10,671	7,967
China	874	939	824	733
Germany	637	641	286	169
France	534	478	117	93
Japan	423	427	570	556
Brazil	298	336	140	18
Other countries	4,168	4,320	2,809	2,386

	10,323	10,468	16,622	12,842

1)	Includes property, plant and equipment intangible assets excluding goodwill, and goodwill
2)	Revised to reflect an adjusted country allocation
3)	Revised to reflect an adjusted property, plant and equipment reclassification to assets classified as held for sale

Q2 Quarterly report and Semi-annual report        29

Pension costs

in millions of euros

Specification of pension costs

	2nd quarter
	2010			2011
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)
Service cost	23	21	44	32	17	49
Interest cost on the defined-benefit obligation	131	110	241	139	99	238
Expected return on plan assets	(186)	(93)	(279)	(179)	(96)	(275)
Prior service cost	—	(1)	(1)	—	1	1
Curtailments	—	—	—	—	(15)	(15)

Net periodic cost (income)	(32)	37	5	(8)	6	(2)
of which discontinued operations	—	—	—	1	1	2

Costs of defined-contribution plans	2	29	31	2	24	26
of which discontinued operations	—	1	1	—	—	—

Costs of defined-benefit plans (retiree medical)
Service cost	—	—	—	—	1	1
Interest cost on the defined-benefit obligation	—	6	6	—	4	4
Prior service cost	—	(1)	(1)	—	(1)	(1)

Net periodic cost	—	5	5	—	4	4
of which discontinued operations	—	—	—	—	—	—

Specification of pension costs

	January to June
	2010			2011
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)
Service cost	46	39	85	64	36	100
Interest cost on the defined-benefit obligation	261	211	472	278	201	479
Expected return on plan assets	(372)	(176)	(548)	(357)	(193)	(550)
Prior service cost	—	(1)	(1)	—	1	1
Curtailments	—	—	—	—	(15)	(15)

Net periodic cost (income)	(65)	73	8	(15)	30	15
of which discontinued operations	1	—	1	2	1	3

Costs of defined-contribution plans	4	58	62	4	57	61
of which discontinued operations	—	2	2	—	1	1

Costs of defined-benefit plans (retiree medical)
Service cost	—	1	1	—	1	1
Interest cost on the defined-benefit obligation	—	11	11	—	9	9
Prior service cost	—	(2)	(2)	—	(2)	(2)

Net periodic cost	—	10	10	—	8	8
of which discontinued operations	—	—	—	—	—	—

30        Q2 Quarterly report and Semi-annual report

Reconciliation of non-GAAP performance measures

all amounts in millions of euros unless otherwise stated.

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition (in %)

	2nd quarter				January to June
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth
2011 versus 2010
Healthcare	7.5	(6.9)	—	0.6	6.1	(1.8)	(0.1)	4.2
Consumer Lifestyle	(1.7)	(4.3)	2.6	(3.4)	(0.9)	(0.9)	2.3	0.5
Lighting	3.7	(5.9)	(2.2)	(4.4)	4.7	(1.2)	(3.2)	0.3
GM&S	27.3	(0.2)	(49.3)	(22.2)	4.2	0.5	(26.9)	(22.2)

Philips Group	4.0	(5.8)	(0.7)	(2.5)	3.8	(1.4)	(1.0)	1.4

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	GM&S
January to June 2011
EBITA (or Adjusted income from operations)	809	475	179	294	(139)
Amortization of intangibles1)	(258)	(124)	(50)	(81)	(3)
Impairment of goodwill	(1,355)	(824)	—	(531)	—

Income from operations (or EBIT)	(804)	(473)	129	(318)	(142)

January to June 2010
EBITA (or Adjusted income from operations)	999	382	336	455	(174)
Amortization of intangibles1)	(236)	(131)	(16)	(85)	(4)

Income from operations (or EBIT)	763	251	320	370	(178)

1)	Excluding amortization of software and product development

Composition of net debt to group equity

	July 4, 2010	December 31, 2010	July 3, 2011
Long-term debt	3,053	2,818	2,703
Short-term debt	1,746	1,840	713

Total debt	4,799	4,658	3,416
Cash and cash equivalents	4,493	5,833	3,260

Net debt (cash) (total debt less cash and cash equivalents)	306	(1,175)	156

Shareholders’ equity	15,736	15,046	13,086
Non-controlling interests	61	46	30

Group equity	15,797	15,092	13,116

Net debt and group equity	16,103	13,917	13,272

Net debt divided by net debt and group equity (in %)	2	(8)	1
Group equity divided by net debt and group equity (in %)	98	108	99

Q2 Quarterly report and Semi-annual report        31

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	GM&S
July 3, 2011
Net operating capital (NOC)	11,302	7,534	1,463	5,021	(2,716)
Exclude liabilities comprised in NOC:
- payables/liabilities	7,912	2,363	1,445	1,330	2,774
- intercompany accounts	—	73	109	51	(233)
- provisions	2,214	255	308	221	1,430
Include assets not comprised in NOC:
- investments in associates	164	72	—	21	71
- other current financial assets	3	—	—	—	3
- other non-current financial assets	367	—	—	—	367
- deferred tax assets	1,304	—	—	—	1,304
- cash and cash equivalents	3,260	—	—	—	3,260

	26,526	10,297	3,325	6,644	6,260
Assets classified as held for sale	614

Total assets	27,140

December 31, 2010
Net operating capital (NOC)	11,951	8,908	911	5,561	(3,429	)1)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,009	2,603	2,509	1,485	3,412
- intercompany accounts	—	54	95	68	(217)
- provisions	2,339	321	342	247	1,429
Include assets not comprised in NOC:
- investments in associates	181	76	1	18	86
- other current financial assets	6	—	—	—	6
- other non-current financial assets	479	—	—	—	479
- deferred tax assets	1,351	—	—	—	1,351
- cash and cash equivalents	5,833	—	—	—	5,833

	32,149	11,962	3,858	7,379	8,950
Assets classified as held for sale1)	120

Total assets	32,269

July 4, 2010
Net operating capital (NOC)	14,074	9,545	1,055	5,934	(2,460	)1)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,664	2,521	2,358	1,443	4,342
- intercompany accounts	—	49	94	76	(219)
- provisions	2,535	355	396	290	1,494
Include assets not comprised in NOC:
- investments in associates	191	80	1	23	87
- other current financial assets	194	—	—	—	194
- other non-current financial assets	764	—	—	—	764
- deferred tax assets	1,390	—	—	—	1,390
- cash and cash equivalents	4,493	—	—	—	4,493

	34,305	12,550	3,904	7,766	10,085
Assets classified as held for sale1)	9

Total assets	34,314

1)	Revised to reflect an adjusted property, plant and equipment reclassification to assets classified as held for sale

32        Q2 Quarterly report and Semi-annual report

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Composition of cash flows

	2nd quarter		January to June
	2010	2011	2010	2011
Cash flows provided by (used for) operating activities	497	39	586	(435)
Cash flows used for investing activities	(233)	(349)	(317)	(528)

Cash flows before financing activities	264	(310)	269	(963)

Cash flows provided by (used for) operating activities	497	39	586	(435)

Purchase of intangible assets	(18)	(17)	(26)	(65)
Expenditures on development assets	(48)	(69)	(92)	(119)
Capital expenditures on property, plant and equipment	(158)	(184)	(281)	(345)
Proceeds from disposals of property, plant and equipment	26	21	47	56

Net capital expenditures	(198)	(249)	(352)	(473)

Free cash flows	299	(210)	234	(908)

Q2 Quarterly report and Semi-annual report        33

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2010					2011
	1st quarter	2nd quarter	3rd quarter	4th quarter		1st quarter		2nd quarter	3rd quarter	4th quarter
Sales	4,977	5,346	5,455	6,491		5,255		5,213
% increase	13	15	12	5		6		(2)

EBITA	493	506	646	917		439		370
as a % of sales	9.9	9.5	11.8	14.1		8.4		7.1

EBIT	379	384	517	800		319		(1,123)
as a % of sales	7.6	7.2	9.5	12.3		6.1		(21.5)

Net income (loss)	201	262	524	465		138		(1,345)

Net income (loss) - shareholders per common share in euros - basic	0.22	0.28	0.55	0.49		0.14		(1.39)

	January- March	January- June	January- September	January- December		January- March		January- June	January- September	January- December
Sales	4,977	10,323	15,778	22,269		5,255		10,468
% increase	13	14	14	11		6		1

EBITA	493	999	1,645	2,562		439		809
as a % of sales	9.9	9.7	10.4	11.5		8.4		7.7

EBIT	379	763	1,280	2,080		319		(804)
as a % of sales	7.6	7.4	8.1	9.3		6.1		(7.7)

Net income (loss)	201	463	987	1,452		138		(1,207)

Net income (loss) - shareholders per common share in euros - basic	0.22	0.49	1.05	1.54		0.14		(1.26)

Net income (loss) from continuing operations as a % of shareholders’ equity	5.6	6.3	9.1	9.8		6.6		(14.8)

			period ended 2010						period ended 2011
Inventories as a % of sales1)	15.1	16.8	16.7	15.6		15.6		16.8
Inventories excluding discontinued operations	3,116	3,587	3,666	3,479		3,528		3,760
Net debt : group equity ratio	1:99	2:98	1:99	(8	):108	(3	):103	1:99
Total employees (in thousands)	116	117	118	119		121		124
of which discontinued operations	5	5	4	4		4		4

1)	Excludes discontinued operations for both inventories and sales figures

Information also available on Internet, address: www.philips.com/investorrelations

34        Q2 Quarterly report and Semi-annual report

Adjusted statements

The cash flow reporting of discontinued operations from the press release on the first quarter of 2011 has been adjusted to reflect operational result reporting of the Television business.

New insights have led to immaterial changes on the comparatives of cash flow and income statements and have led to a reclassification of certain net operating capital elements of the Television business transfer to the long-term strategic partnership with TPV.

The following table presents the adjusted cash flow statements from the press release on the first quarter of 2011.

Adjusted statements of cash flows
	Q1	Q1
	2010	2011
Cash flows from operating activities:
Net income (loss)	201	138
Gain (loss) on discontinued operations	(8)	92
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	321	320
Net gain on sale of assets	(6)	(55)
Income from investments in associates	(2)	(6)
Dividends received from investments in associates	8	16
Dividends paid to non-controlling interests	(1)	—
Increase in working capital:	(260)	(847)
Decrease in receivables and other current assets	10	74
Increase in inventories	(219)	(198)
Decrease in accounts payable, accrued and other liabilities	(51)	(723)
Increase in non-current receivables/other assets/other liabilities	(94)	(130)
Decrease in provisions	(38)	(47)
Other items	(32)	45

Net cash (used for) provided by operating activities	89	(474)
Cash flows from investing activities:
Purchase of intangible assets	(8)	(48)
Expenditures on development assets	(44)	(50)
Capital expenditures on property, plant and equipment	(123)	(161)
Proceeds from disposals of property, plant and equipment	21	35
Cash from (to) derivatives and securities	(22)	18
Purchase of other non-current financial assets	(6)	(6)
Proceeds from other non-current financial assets	3	87
Purchase of businesses, net of cash acquired	(3)	(58)
Proceeds from sale of interests in businesses	98	4

Net cash used for investing activities	(84)	(179)
Cash flows from financing activities:
Decrease in short-term debt	12	118
Principal payments on long-term debt	(13)	(285)
Proceeds from issuance of long-term debt	10	24
Treasury shares transactions	24	17

Net cash provided by financing activities	33	(126)

Net increase (decrease) in cash and cash equivalents	38	(779)

Cash flow from discontinued operations:
Net cash used for operating activities	(62)	(220)
Net cash used for investing activities	(25)	(26)
Net cash used for discontinued operations	(87)	(246)
Net cash used for continued and discontinued operations	(49)	(1,025)

Q2 Quarterly report and Semi-annual report        35

Notes overview

Notes to the unaudited semi-annual consolidated financial statements

36        Q2 Quarterly report and Semi-annual report

Notes to the unaudited semi-annual consolidated financial statements all amounts in millions of euros unless otherwise stated

This report contains the semi-annual financial report of Koninklijke Philips Electronics N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Philips Group) are described in note 4.

The semi-annual financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union.

1	Significant accounting policies

The significant accounting policies applied in these semi-annual financial statements are consistent with those applied in the Company’s Consolidated IFRS financial statements as at and for the year ended December 31, 2010, except for the adoption of the following new standards, amendments to standards and interpretations, which have been adopted as relevant for the Company for the first time. These standards and interpretations have no material effect on the Company’s semi-annual financial statements; however, some of these standards have affected disclosures.

•	‘Improvements to IFRSs 2010’

•	IAS 24 ‘Related Party Disclosures’

•	IAS 32 ‘Financial Instruments’

•	IAS 34 ‘Interim Financial Reporting’

•	IFRIC 14 ‘The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’

•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’

The following new standards and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2012 or later periods. The Company has not early adopted these standards.

IAS 19 ‘Employee benefits’

The revisions to IAS 19 are effective for annual periods beginning on or after January 1, 2013. In general, the amendment no longer allows for deferral of actuarial gains and losses or cost of plan changes, and it introduces significant changes to the recognition and measurement of defined-benefit pension expenses and their presentation in the income statement. Additional disclosure requirements have been added for risks and plan objectives, and the distinction between short-term and other long-term benefits has been revised. The revisions further clarify the classification of various costs involved in benefit plans like expenses and taxes. The amendment will have a material impact on income from operations and net income of the Company, resulting from the changes in measurement and reporting of expected returns on plan assets (and interest costs), which is currently reported under income from operations. The revised standard requires expected return on plan assets recognized in profit or loss to be calculated based on the rate used to discount the defined benefit obligation. There is no impact on the cash flow statement and the balance sheet, since the Company already applies immediate recognition of actuarial gains and losses.

IFRS 9 ‘Financial Instruments’

The standard introduces certain new requirements for classifying and measuring financial assets and liabilities. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment and hedge accounting, will be applicable from January 1, 2013, although entities are permitted to adopt earlier. The Company is currently evaluating the impact that this new standard will have on the Company’s Consolidated IFRS financial statements.

IFRS 10 ‘Consolidated Financial Statements’

IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. IFRS 10 changes the definition of control so the same criteria are applied to all entities to determine control. The revised definition of control focuses on the need to have both power and variable returns before control is present. The new standard includes guidance on control with less than half of the voting rights (‘de-facto’ control), participating and protective voting rights and agent/principal relationships. This new standard will be applicable from January 1, 2013. The Company is currently evaluating the impact that this new standard will have on the Company’s Consolidated IFRS financial statements.

Q2 Quarterly report and Semi-annual report        37

The following new standards or amendments are not expected to have a material impact on the Company:

•	IFRS 7 ‘Financial Instruments: Disclosures’

•	IFRS 11 ‘Joint Arrangements’

•	IFRS 12 ‘Disclosures of Interests in Other Entities’

•	IFRS 13 ‘Fair Value Measurement’

•	IAS 1 ‘Presentation of financial statements’ (2011 amendment)

•	IAS 12 ‘Income Taxes’ (2010 amendment)

•	IAS 27 ‘Separate Financial Statements’

•	IAS 28 ‘Investments in Associates and Joint Ventures’

IFRS 7 ‘Financial Instruments: Disclosures’ and IFRS 13 ‘Fair Value Measurement’ are expected to impact disclosures only.

2	Estimates

The preparation of the semi-annual financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated semi-annual financial statements, the significant estimates and judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2010.

3	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2010.

4	Segment information

Philips’ activities are organized on a sector basis, with operating sectors—Healthcare, Consumer Lifestyle and Lighting—each being responsible for the management of its business worldwide, and Group Management & Services (GM&S). A short description of these sectors is as follows:

•	Healthcare: consists of the following businesses—Imaging Systems, Home Healthcare Solutions, Patient Care & Clinical Informatics, and Customer Services.
•	Consumer Lifestyle: consists of the following businesses – Personal Care, Lifestyle Entertainment, Domestic Appliances, Health & Wellness, and Licenses.

•

Television: results are reported separately under discontinued operations as a result of the announcement in the press release on the first quarter of 2011 that Philips will transfer its Television business into a long-term strategic partnership with TPV Technology.

•	Lighting: consists of the following businesses – Lamps, Professional Luminaires, Consumer Luminaires, Lighting Systems & Controls, Automotive, Packaged LEDs and LED solutions.

•

GM&S: consists of various activities and businesses including the Corporate center, Countries & Regions, Global Service Units, Pensions, Research, Intellectual Property & Standards, Applied Technologies, New Venture Integration, and Design.

Reportable segments for the purpose of the segmental disclosures required by IAS 34 Interim Financial Statements are: Healthcare, Consumer Lifestyle and Lighting.

Significant segment information can be found in the Sectors, Sectors and main countries and Reconciliation of non-GAAP performance measures sections of this document.

5	Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, particularly at Consumer Lifestyle and Healthcare, typically resulting in higher revenues and earnings in the second half-year results. Within Healthcare, sales are generally higher in the second half of the year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. Within Consumer Lifestyle, sales are generally higher in the second half-year due to the holiday sales. Sales in the Lighting businesses are generally not materially affected by seasonality.

For the 12 months ended July 3, 2011, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 8,763 million, EUR 5,769 million and EUR 7,563 million respectively (12 months ended July 4, 2010, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 8,115 million, EUR 5,706 million and EUR 7,161 million respectively) and reported adjusted income from operations of EUR 1,278 million, EUR 560 million and EUR 708 million respectively (12 months ended July 4, 2010: EUR 1,009 million, EUR 693 million and EUR 616 million respectively).

38        Q2 Quarterly report and Semi-annual report

The seasonality comments exclude the Television business, which is now reported under discontinued operations.

6	Discontinued operations and other assets classified as held for sale

	Television business	other	total
July 3, 2011
Assets classified as held for sale	328	286	614
Liabilities directly associated with assets held for sale	(425)	(2)	(427)

Total	(97)	284	187

Discontinued operations: Television business

As announced in the press release on the first quarter of 2011, the Television business is reported as discontinued operations as per the end of the first quarter of 2011. The Television business will form a long-term strategic partnership with TPV; the results of the Television business to be carved out are reported under Discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Assets classified as held for sale and liabilities directly associated with assets held for sale are reported on the face of the balance sheet as of announcement.

The following table summarizes the results of the Television business included in the consolidated statements of income as discontinued operations.

	January - June
	2010	2011
Sales	1,545	1,186
Costs and expenses	(1,516)	(1,304)
Write-down to fair value less costs to sell		(85)
Income (loss) before taxes	29	(203)
Income taxes	1	14

Results from discontinued operations	30	(189)

The following table presents the assets and liabilities of the Television business, classified as discontinued operations, in the consolidated balance sheets.

July 3, 2011
Property, plant and equipment	44
Intangible assets including goodwill	41
Write-down to fair value less costs to sell	(85)
Inventories	328
Other assets	—

Assets classified as held for sale	328

Accounts payable	398
Provisions	8
Other liabilities	19

Liabilities directly associated with assets held for sale	425

Other assets classified as held for sale

Other assets classified as held for sale mainly related to property, plant and equipment for an amount of EUR 278 million at July 3, 2011 (December 31, 2010 EUR 120 million).

7	Acquisitions and divestments

During the first six months of 2011, Philips entered into four acquisitions. These acquisitions involved an aggregated purchase price of EUR 164 million and have been accounted for using the acquisition method. Measured on a half-yearly basis, the aggregated impact of the four acquisitions on Group Sales, Income from operations, Net income and Net income per common share (on a fully diluted basis) is not material in respect of IFRS 3 disclosure requirements.

Divestments during the first six months of 2011 involved an aggregated consideration of EUR 10 million and were therefore deemed immaterial.

8	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pretax income of the interim period. Income tax expense is recorded for the interim period despite a loss incurred mainly due to non-tax-deductible impairment charges. This year’s income tax expense is lower compared with 2010, mainly due to lower taxable profits.

9	Property, plant and equipment

Acquisitions and disposals

During the first six months ended July 3, 2011, there were no significant movements in property, plant and equipment. Apart from currency translation-related differences of EUR 116 million (six months ended July 4, 2010: EUR 243 million), the addition of EUR 346 million (six months ended July 4, 2010: EUR 305 million) was largely offset by depreciation and impairment charges of EUR 308 million (six months ended July 4, 2010: EUR 324 million).

Q2 Quarterly report and Semi-annual report        39

10	Goodwill

Goodwill is summarized as follows:

Balance as of December 31, 2010
Cost	8,742
Amortization / Impairments	(707)

Book value	8,035

Changes in book value:
Acquisitions	76
Impairments	(1,355)
Transfer to assets classified as held for sale	(5)
Translation differences	(571)

Balance as of July 3, 2011:
Cost	8,185
Amortization / Impairments	(2,005)

Book value	6,180

During the first six months of 2011 Philips completed four acquisitions, which involved an aggregate goodwill amount of EUR 76 million, mainly related to the acquisition of the India-based kitchen appliances business of Preethi and Optimum Lighting. The goodwill recognized in this transaction is mainly related to synergies expected from the creation of a manufacturing and distribution footprint in India.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below sector level), which represent the lowest level at which the goodwill is monitored for internal management purposes.

The goodwill associated with the cash-generating units Respiratory Care & Sleep Management, Professional Luminaires, Imaging Systems, and Patient Care & Clinical Informatics are considered to be significant in comparison to the total book value of goodwill for the Group at July 3, 2011. The amounts associated as of July 3, 2011, are presented in the following table.

July 3, 2011
Respiratory Care & Sleep Management	1,584
Professional Luminaires	1,093
Imaging Systems	1,311
Patient Care & Clinical Informatics	1,219

The basis of the recoverable amount used in the annual (performed in the second quarter) and trigger-based impairment tests is the value in use. Key assumptions used in the impairment tests for the units in the table above were sales growth rates, adjusted income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2011 to 2015, which matches the period used for our strategic review. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages.

Adjusted income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Cash flow projections of Respiratory Care & Sleep Management, Professional Luminaires, Imaging Systems, and Patient Care & Clinical Informatics for 2011 were based on the following key assumptions (based on the annual impairment test performed in the second quarter):

in%
	compound sales growth rate1)
	initial forecast period	extrapola tion period	used to calculate terminal value	pre-tax discount rates
Respiratory Care & Sleep Management	7.6	5.6	2.7	11.5
Professional Luminaires	9.5	6.1	2.7	13.6
Imaging Systems	7.2	4.7	2.7	11.8
Patient Care & Clinical Informatics	8.2	5.6	2.7	13.4

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period

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Based on the annual test in 2011 the recoverable amounts for certain cash-generating units were estimated to be lower than the carrying amounts, and therefore impairment was identified as follows:

Cash-generating unit	reportable segment	amount of impairment
Respiratory Care & Sleep Management	Healthcare	450
Home Monitoring	Healthcare	374
Professional Luminaires	Lighting	304
Consumer Luminaires	Lighting	227

Compared to the previous impairment test, for the four cash-generating units mentioned above, there has been no change in the organization structure which impacts how goodwill is allocated to these cash-generating units.

Respiratory Care & Sleep Management

The annual trigger-based impairment test resulted in EUR 450 million impairment. This was mainly as a consequence of a weaker market outlook, lower profitability projections from increasing investments and price competition, as well as an adverse movement in the pre-tax discount rate.

The pre-tax discount rate applied in the previous projection was 10.2%.

Home Monitoring

The annual trigger-based impairment test resulted in EUR 374 million impairment. This was mainly as a consequence of lower growth projections, particularly in the US markets, and lower profitability projections based on historical performance.

The pre-tax discount rate applied to the most recent cash flow projection is 11.6%. The pre-tax discount rate applied in the previous projection was 11.1%.

Professional Luminaires

The annual trigger-based impairment test resulted in EUR 304 million impairment, as a consequence of lower growth projections, lower profitability and higher investment levels required.

The pre-tax discount rate applied in the previous projection was 14.0%.

Consumer Luminaires

The annual trigger-based impairment test resulted in EUR 227 million impairment. This was mainly as a consequence of lower growth projections on slower than anticipated recovery of the post-recession market, a slower LED adoption rate and an adverse movement in the pre-tax discount rate.

The pre-tax discount rate applied to the most recent cash flow projection is 12.6%. The pre-tax discount rate applied in the previous projection was 11.8%.

After the impairment charge mentioned above, the estimated recoverable amount for Respiratory Care & Sleep Management, Home Monitoring, Professional Luminaires and Consumer Luminaires equals their respective carrying value. Consequently, any adverse change in key assumptions would, individually, cause a further impairment loss to be recognized.

The results of the annual impairment test of Imaging Systems and Patient Care & Clinical Informatics have indicated that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

11	Intangible assets excluding goodwill

The changes in intangible assets excluding goodwill in 2011 are summarized as follows:

Book value as of December 31, 2010	4,198

Changes in book value:
Additions	188
Acquisitions	86
Amortization/deductions	(333)
Impairment losses	(30)
Transfer to assets classified as held for sale	(42)
Translation differences	(271)

Total changes	(402)

Book value as of July 3, 2011	3,796

During the first six months of 2011 Philips completed four acquisitions, which involved an aggregate amount of intangible assets of EUR 86 million, of which the majority relates to the acquisition of the India-based kitchen appliances business of Preethi. The intangible assets recognized in this transaction are mainly related to brand names and customer relationships.

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12	Other non-current financial assets

The changes in other non-current financial assets in 2011 are as follows:

Balance as of December 31, 2010	479

Changes:
Reclassifications	2
Acquisitions/additions	5
Sales/redemptions/reductions	(96)
Value adjustments	(8)
Impairments	(11)
Translation and exchange differences	(4)

Balance as of July 3, 2011	367

Other non-current financial assets mainly consist of available-for-sale financial assets.

On March 10 and March 11, 2011, Philips sold all shares of common stock in TCL Corporation (TCL) to financial institutions in a capital market transaction. This transaction represented 3.84% of TCL’s issued share capital. The transaction resulted in a gain of EUR 44 million, reported under Financial income.

On September 7, 2010 Philips sold its entire holding of common shares in NXP Semiconductors B.V. (NXP) to Philips Pension Trustees Limited (herein after referred to as “UK Pension Fund”). As a result of this transaction the UK Pension fund obtained the full legal title and ownership of the NXP shares, including the entitlement to any future dividends and the proceeds from any sale of shares. From the date of the transaction the NXP shares are an integral part of the plan assets of the UK Pension Fund. The purchase agreement with the UK Pension Fund includes an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014, if the value of the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in a surplus (on the regulatory funding basis) on September 7, 2014. The arrangement qualifies as a financial instrument and is reported under Other non-current financial assets. The fair value of the arrangement was estimated to be zero as of December 31, 2010. As of July 3, 2011 management’s best estimate of the fair value of the arrangement is EUR 23 million, based on the risks, the stock price of NXP, the current progress and the long-term nature of the recovery plan for the 2009 deficit of the UK Pension Fund. The change in fair value until July 3, 2011 is reported under value adjustments in the table above and also recognized in Financial income.

13	Inventories

Inventories are summarized as follows:

	December 31, 2010	July 3, 2011
Raw materials and supplies	1,131	1,174
Work in progress	510	624
Finished goods	2,224	1,962

	3,865	3,760

The amounts recorded above are net of allowances for obsolescence.

On July 3, 2011, the write-down of inventories to net realizable value amounted to EUR 88 million (year-end 2010: EUR 215 million). The write-down is included in cost of sales.

14	Shareholders’ equity

In May 2011, Philips settled a dividend of EUR 0.75 per common share, representing a total value of EUR 711 million. Shareholders could elect for a cash dividend or a share dividend. Around 63% of the shareholders elected for a share dividend, resulting in the issuance of 22,896,661 new common shares. The settlement of the cash dividend involved an amount of EUR 263 million.

As of July 3, 2011, the issued and fully paid share capital consists of 1,008,975,445 common shares, each share having a par value of EUR 0.20.

During the first six months of 2011 a total of 3,033,253 treasury shares were delivered as a result of stock option exercises, restricted share deliveries and other employee-related share plans. There were no transactions to reduce share capital. On July 3, 2011 the total number of treasury shares amounted to 36,539,147, which were purchased at an average price of EUR 27.71 per share.

15	Short-term and long-term debt

At the end of Q2 2011, Philips had total debt of EUR 3,416 million, a decrease of EUR 1,242 million compared to December 31, 2010. Long-term debt was EUR 2,703 million, a decrease of EUR 115 million, and short-term debt was EUR 713 million, a decrease of EUR 1,127 million compared to December 31, 2010. The movement of debt was mainly due to redemptions of USD 350 million and EUR 750 million in public bonds, repayments of other short-term debt and currency translation effects. Total remaining long-term debt mainly consists of outstanding public bonds for a book value of EUR 2,249 million, which were previously issued in USD. The weighted average interest rate of the long-term USD bonds was 6.17% at the end of Q2 2011.

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16	Provisions

Provisions are summarized as follows:

	December 31, 2010		July 3, 2011
	long term	short term	long term	short term
Provisions for defined-benefit plans	719	52	703	53
Other postretirement benefits	297	21	283	19
Postemployment benefits and obligatory severance payments	95	21	85	21
Product warranty	94	254	57	240
Loss contingencies (environmental remediation and product liability)	222	28	218	33
Restructuring-related provisions	49	177	33	109
Other provisions	240	70	308	52

	1,716	623	1,687	527

The reduction of restructuring-related provisions is largely attributable to utilization of the restructuring-related provisions.

17	Accrued liabilities

The decrease in accrued liabilities was mainly driven by lower personnel-related accruals totalling EUR 148 million. Additonally, material and other cost-related accruals were EUR 113 million lower compared to the end of 2010.

18	Pensions

In accordance with IAS 34, actuarial gains and losses are reported in the semi-annual financial statements only if there have been significant changes in financial markets. In the first six months of 2011 no actuarial gains or losses were recorded as the changes in financial markets during that period were considered not significant. In the first six months of 2010 no actuarial gains and losses were recorded. For the whole of 2010 the combined effect of actuarial gains and losses and IFRIC 14 was a reduction in equity of EUR 1.4 billion net of tax due to unfavorable developments in the second half of the year, including the effect of a newly adopted mortality table in the Netherlands.

The half-year estimates are limited to the principal plans, i.e. the defined-benefit plans in the Netherlands, Germany, the UK and the US, which together represent more than 90% of the defined-benefit pension assets and liabilities for the Group as a whole. Estimated changes in recognized prepaid pension costs are in accordance with IFRIC 14.

Actuarial gains or losses, if any, are reported under Other comprehensive income and against the respective balance sheet items.

19	Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of Q2 2011, the total fair value of guarantees recognized on the balance sheet was EUR 9 million (December 31, 2010: EUR 9 million). Remaining off-balance-sheet business and credit-related guarantees provided to third parties and associates decreased by EUR 22 million during the first half of 2011 to EUR 318 million.

Environmental remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. The company accrues for losses associated with environmental obligations when such losses are probable and reliably estimable. Such amounts are recognized on a discounted basis since they reflect the present value of estimated future cash flows.

Provisions for environmental remediation can change significantly due to the emergence of additional information regarding the extent or nature of the contamination, the need to utilize alternative technologies, actions by regulatory authorities and changes in judgments, assumptions, and discount rates.

The Company and/or its subsidiaries have recognized environmental remediation provisions for sites in various countries. In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of various sites.

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Legal proceedings

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position and consolidated results of operations for a particular period. For certain legal proceedings information required under IAS 37 is not disclosed, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the legal proceeding.

For information regarding legal proceedings in which the Company is involved, please refer to our Annual Report 2010. Significant developments regarding legal proceedings that have occurred since the publication of our Annual Report 2010 are described below:

CRT

In the U.S. action, the magistrate judge granted certain defendants’ motion to strike from the Consolidated Amended Complaint plaintiffs’ claims regarding an alleged conspiracy in products containing CRTs. The decision is subject to approval of the U.S. District Court.

Due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. An adverse final resolution of these matters could have a materially adverse effect on the Company’s consolidated financial position, results of operation and cash flows.

LG Display

As previously disclosed in the Annual Report 2010, a number of plaintiffs have filed separate, individual actions alleging essentially the same claims as those asserted in the class actions. During the second quarter, the Company and PENAC were named as defendants in an action brought by Jaco Electronics, Inc. PENAC has also been named as a defendant in an action brought by T-Mobile USA, Inc.

Motorola, Inc. has filed a motion for leave to file a Third Amended Complaint in order to add PENAC and certain unrelated parties as defendants. Various defendants have filed oppositions to Motorola’s motion. The court has not yet ruled on whether to allow the Third Amended Complaint to be filed.

Due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. An adverse final resolution of this litigation could have a materially adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Philips Polska

As previously reported, Philips is conducting a review of certain activities related to the sale of medical equipment for potential violations of the U.S. Foreign Corrupt Practices Act (FCPS) in connection with an indictment issued by authorities in Poland in December 2009 against numerous individuals, including three former employees of Philips Polska Sp.z.o.o. The review has been reported to the U.S. Department of Justice and the U.S. Securities and Exchange Commission and Philips is cooperating with these authorities in connection with the review. The legal proceedings in Poland against the individuals commenced on June 13, 2011 with a preliminary hearing.

20	Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted on terms comparable to transactions with third parties.

Related-party transactions are summarized as follows:

	January-June
	2010	2011
Purchases of goods and services	151	95
Sales of goods and services	68	50

	Balance outstanding
	July 4, 2010	July 3, 2011
Receivables from related parties	11	15
Payables to related parties	13	3

21	Share-based compensation

Share-based compensation expense amounted to EUR 29 million and EUR 29 million in the first six months of 2011 and 2010 respectively.

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During the first six months of 2011 the Company granted 6,747,531 stock option rights on its common shares and 1,821,513 rights to receive common shares in the future (restricted share rights).

A total of 1,535,504 restricted shares were issued to employees. 241,211 EUR-denominated options and 705,745 USD-denominated options were exercised at a weighted average exercise price of EUR 18.71 and USD 26.09 respectively.

Under the employee stock purchase plans 706,790 shares have been purchased at an average price of EUR 22.05.

For further information on the characteristics of these plans, please refer to the Annual Report 2010, note 29.

22	Subsequent events

Acquisition of Mammography Equipment product line of Sectra AB

On June 27, 2011, Philips announced that it has agreed to acquire the mammography equipment product line of Sectra AB, a Swedish provider of medical systems and secure communication systems. The closing of the transaction, which is subject to certain contractual and other closing conditions, is expected in the third quarter of 2011.

Acquisition of Indal

On June 29, 2011, Philips announced that it has entered into an agreement to acquire Indal, a Spanish professional luminaires company mainly focused on outdoor lighting solutions. The closing of the transaction, which is subject to certain contractual and other closing conditions, is expected in the third quarter of 2011.

Acquisition of Povos Electric Appliance (Shanghai) Co Ltd

On July 11, 2011, Philips announced that it has agreed to acquire Povos Electric Appliance (Shanghai) Co., Ltd., a kitchen appliance company in China. The closing of the transaction, which is subject to confirmatory due diligence and other customary closing conditions, is expected in the fourth quarter of 2011.

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